

ACRES TECHNOLOGY
Consolidated Financial Statements
December 31, 2023 and 2022

Acres Technology

Contents

	Page
Independent Auditor's Report	3
Consolidated Financial Statements	
Consolidated Balance Sheets	5
Consolidated Statements of Operations and Other Comprehensive Loss	6
Consolidated Statements of Stockholders' Deficit	7
Consolidated Statements of Cash Flows	8
Notes to Consolidated Financial Statements	9

MGO. | Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Acres Technology
Las Vegas, Nevada

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acres Technology (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive loss, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had an accumulated deficit and recurring losses from operations since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter – Revenue Concentration

As discussed in Note 2 to the financial statements, the entity has a significant revenue concentration with one non-affiliated customer for the years ended December 31, 2023 and 2022.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Macias Gini & O'Connell LLP

Macias Gini & O'Connell LLP

We have served as the Company's auditor since 2023.

Irvine, California

May 8, 2024

Acres Technology

Consolidated Balance Sheets

| | December 31, | |
	2023	2022
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,892,509	$ 727,475
Marketable securities	2,293,642	-
Accounts receivable	552,694	80,949
Inventories	6,407,831	6,620,088
Prepaid expenses and other current assets	2,979,780	2,494,630
Total current assets	14,126,456	9,923,142
Property and equipment, net	907,739	814,766
Operating lease right-of-use assets, net	912,889	1,298,880
Intangible assets, net	5,299,172	4,249,816
Goodwill	1,125,000	-
Long-term inventories	455,425	-
Other assets	182,063	123,722
Total assets	$ 23,008,744	$ 16,410,326
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	1,804,823	2,112,144
Accrued payroll and related	552,946	405,146
Accrued expenses	557,347	1,269,293
Deferred revenue	3,932,091	1,393,387
Accrued interest	41,188	31,572
Current portion of operating lease liabilities	297,797	374,138
Current portion of long-term debt	8,833,902	69,064
Related party payable	-	2,112,145
Total current liabilities	16,020,094	7,766,889
Long-term operating lease liabilities	675,642	973,440
Noncurrent deferred revenue	-	4,001,268
Long-term debt, net of current portion	28,874,428	20,147,255
Total liabilities	45,570,164	32,888,852
Commitments and contingencies (Notes 8 and 14)		
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 25,000,000 shares authorized; no shares issued and outstanding at December 31, 2023 and 2022	-	-
Common stock, $0.0001 par value, 250,000,000 shares authorized; 80,423,339 and 78,107,339 shares issued and outstanding at December 31, 2023 and 2022, respectively	8,042	7,811
Related party promissory note	(2,600,000)	(2,600,000)
Additional paid-in capital	40,990,213	37,703,649
Accumulated other comprehensive income	14,539	-
Accumulated deficit	(59,133,548)	(50,126,706)
Acres Technology stockholders' deficit	(20,720,754)	(15,015,246)
Noncontrolling interests	(1,840,666)	(1,463,280)
Total stockholders' deficit	(22,561,420)	(16,478,526)
Total liabilities and stockholders' deficit	$ 23,008,744	$ 16,410,326

The accompanying notes are an integral part of these consolidated financial statements

Acres Technology

Consolidated Statements of Operations and Other Comprehensive Loss

	Years Ended December 31, 2023	2022
Revenue:		
Subscription revenues	$ 2,880,049	$ 2,641,750
Product revenue	2,234,063	9,398,774
Service revenue	716,691	-
Lease revenue	515,393	-
Total revenue	6,346,196	12,040,524
Costs of revenue:		
Cost of subscription revenues	2,018,582	1,476,262
Cost of product revenue	2,503,255	6,488,750
Cost of service revenue	524,777	-
Cost of lease revenue	175,590	-
Total costs of revenue	5,222,204	7,965,012
Gross profit	1,123,992	4,075,512
Operating expenses:		
Selling, general and administrative	9,305,271	11,472,072
Research and development	1,769,237	783,979
Depreciation and amortization	1,306,712	965,364
Loss on impairment	147,681	-
Total operating expenses	12,528,901	13,221,415
Operating loss	(11,404,909)	(9,145,903)
Other expenses (income):		
Interest expense	(450,271)	(744,598)
Change in fair value of convertible promissory notes	2,896,186	(213,541)
Total other expense (income)	2,445,915	(958,139)
Loss before income taxes	(8,958,994)	(10,104,042)
Income tax expense	-	-
Net loss	(8,958,994)	(10,104,042)
Less: Net income attributable to noncontrolling interests	47,848	841,298
Net loss attributable to Acres Technology	$ (9,006,842)	$ (10,945,340)
Other comprehensive income:		
Unrealized gain on marketable debt securities	14,539	-
Total comprenhensive loss	$ (8,992,303)	$ (10,945,340)
Net loss attributable to Acres Technology per common share, basic and diluted	$ (0.11)	$ (0.14)
Weighted average shares outstanding, basic and diluted	78,951,106	78,107,339

The accompanying notes are an integral part of these consolidated financial statements.

Acres Technology

Consolidated Statements of Stockholders' Deficit

	Common Stock		Related Party Promissory Note	Additional Paid-In Capital	Accumulated Deficit	Accumulated other comprehensive income	Non-controlling interest	Total Stockholders' Deficit
	Shares	Amount						
Balance at December 31, 2021	78,107,339	$ 7,811	$ -	$ 37,305,007	$ (39,181,366)	$ -	$ 30,534	$ (1,838,014)
Net loss	-	-	-	-	(10,945,340)	-	841,298	(10,104,042)
Acquisition of noncontrolling interest at historical carrying value	-	-	-	-	-	-	(1,984,042)	(1,984,042)
Issuance of related party promissory note	-	-	(2,600,000)	-	-	-	-	(2,600,000)
Noncontrolling interest distributions	-	-	-	-	-	-	(812,501)	(812,501)
Stock-based compensation	-	-	-	398,642	-	-	461,431	860,073
Balance at December 31, 2022	78,107,339	$ 7,811	$ (2,600,000)	$ 37,703,649	$ (50,126,706)	$ -	$ (1,463,280)	$ (16,478,526)
Net loss	-	-	-	-	(9,006,842)	-	47,848	(8,958,994)
Exercise of warrants for common stock	316,000	31	-	473,968	-	-	-	473,999
Issuance of common stock for Power Strategies merger	2,000,000	200	-	2,059,800	-	-	-	2,060,000
Issuance of compensatory warrants	-	-	-	68,723	-	-	-	68,723
Fair value of warrants issued in connection with 2023 Notes	-	-	-	196,684	-	-	-	196,684
Noncontrolling interest distributions	-	-	-	-	-	-	(767,501)	(767,501)
Unrealized gain on marketable debt securities	-	-	-	-	-	14,539	29,104	43,643
Stock-based compensation	-	-	-	487,389	-	-	313,163	800,552
Balance at December 31, 2023	80,423,339	8,042	(2,600,000)	40,990,213	(59,133,548)	14,539	(1,840,666)	(22,561,420)

The accompanying notes are an integral part of these consolidated financial statements.

Acres Technology

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2023	2022
Operating activities:		
Net loss	$ (8,958,994)	$ (10,104,042)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,306,712	965,364
Non-cash interest	-	31,572
Loss on impairment	147,681	-
Loss on abandonment of patents	43,363	48,533
Issuance of compensatory warrants	68,723	-
Gain on lease termination	-	(6,998)
Change in fair value of convertible promissory notes	(2,896,186)	213,541
Stock-based compensation	800,552	860,073
Changes in operating assets and liabilities, net of effects of consolidation of VIEs:		
Accounts receivable	(471,745)	180,407
Inventories	(67,578)	(2,026,407)
Related party receivables	-	1,310,145
Prepaid expenses and other current assets	(543,491)	1,330,117
Accounts payable	(307,321)	1,458,064
Accrued payroll and related	147,800	(66,719)
Accrued expenses	(711,945)	(460,901)
Deferred revenue	(1,462,564)	(1,976,022)
Accrued interest	9,616	19,831
Operating lease assets and liabilities	11,852	32,023
Net cash used in operating activities	(12,883,525)	(8,191,419)
Investing activities:		
Consolidation of AMC	-	832,711
Acquisition of Power Strategies	(500,000)	-
Payments for property and equipment	(515,400)	(571,669)
Payments for patents capitalized	(365,275)	(218,356)
Purchase of marketable debt securities	(2,250,000)	-
Net cash (used in) provided by investing activites	(3,630,675)	42,686
Financing activities:		
Proceeds from Convertible Notes	20,153,000	7,075,000
Proceeds from EIDL	-	1,850,000
Payment of EIDL	(43,791)	(37,618)
Proceeds from promissory note - related party	-	1,410,720
Repayments of promissory note - related party	(2,112,145)	(513,344)
Repayment of leasehold improvement loan	(24,328)	(11,629)
Issuance of related party promissory note	-	(2,600,000)
Distribution to stockholder - noncontrolling interest	(767,501)	(812,501)
Exercise of warrants for common stock	473,999	-
Net cash provided by financing activities	17,679,234	6,360,628
Net increase (decrease) in cash and cash equivalents	1,165,034	(1,788,105)
Cash and cash equivalents at beginning of year	727,475	2,515,580
Cash and cash equivalents at end of year	$ 1,892,509	$ 727,475
Supplemental cash flow disclosure:		
Transfer of inventory to property and equipment, net	$ 175,590	$ -
Non-cash investing and financing activities:		
Operating lease liabilities arising from obtaining right-of-use assets	$ -	$ 1,059,212
Leasehold improvement financing	$ -	$ 118,317
Reclassification of other asset into intangible asset upon termination of related party agreement	$ -	$ 4,124,500
Common stock issued in connection with acquisition of Power Strategies	$ 2,060,000	$ -
Unrealized gain on marketable debt securities	$ 43,643	$ -
Fair value of warrants issued in connection with the 2023 Notes	$ 196,684	$ -
Note payable issued in connection with the Acquisition of Power Strategies	$ 500,000	$ -

The accompanying notes are an integral part of these consolidated financial statements.

8

Note 1. Nature of Business and Basis of Presentation

Nature of Business

Acres Technology (the "Company" or "Acres" or "AT"), a Nevada corporation, and main headquarters in Las Vegas is a casino technology company. The Company creates, owns, patent protects, and licenses intellectual properties that offer software and hardware to deliver increased revenue to casinos by reducing operating and marketing expense in areas such as: cashless transactions; customer loyalty; marketing incentives; predictive customer stimulus; human interactions; game mechanics; game outcome determination; sports wagering; and e-sports management. The Company provides comprehensive, open interfaces to connect tables, food, beverage, hotel and point of sale systems for a personalized casino experience. The Company also provides technology design, procurement, implementation and project planning management, casino operations logistics, training, and support, and network infrastructure design, analysis, and management services.

Basis of Presentation

The accompanying consolidated financial statements presented herein include the accounts of Acres Technology, Acres 4.0 ("A4"), an entity 100% owned by the Company's Chief Executive Officer ("CEO"), and Acres Manufacturing Company ("AMC"), an entity 100% owned by the Company's CEO. A4 and AMC are variable interest entities ("VIE") of which the Company is the primary beneficiary (Note 13) and the Company does not have any ownership in A4 or AMC. In September 2023, the Company formed Power Strategies Merger Sub, Inc. ("PS Merger Sub") which is a wholly owned by the Company, and the Company's owner is the CEO. PS Merger Sub acquired Power Strategies, LLC ("PS"), and immediately after the acquisition, PS was dissolved.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and the rules of the Securities and Exchange Commission ("SEC"). All intercompany balances and transactions have been eliminated in consolidation. The Company's net loss excludes income attributable to noncontrolling interests.

Business Combinations

Business combinations are accounted for at fair value. Acquisition costs are expensed as incurred and recorded in general and administrative expenses. Measurement period adjustments are made in the period in which the amounts are determined and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. The accounting for business combinations requires estimates and judgment in determining the estimated fair value for assets acquired and liabilities assumed. The fair values assigned to intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the consolidated financial statements could result in a possible impairment of goodwill or the recognition of additional consideration which would be expensed.

Variable Interest Entities

The Company consolidates its investment in the VIEs and records a noncontrolling interest in the consolidated balance sheet. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual agreements which impact the determination of the primary beneficiary.

As the primary beneficiary of the variable interest entities, the VIEs' assets, liabilities, and results of operations are included in the Company's consolidated financial statements as of, and for the years ended, December 31, 2023 and 2022. The equity holders' interest is reflected in the "Net income attributable to noncontrolling interests" in the consolidated statements of operations and comprehensive loss and "Noncontrolling interests" in the consolidated balance sheets.

Noncontrolling Interest

Noncontrolling interest recorded in the consolidated financial statements of the Company relates to the portions of the variable interest entities not owned by the Company.

Accounting Standards Codification ("ASC") 810, *Consolidation*, requires reporting entities to present noncontrolling interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. Noncontrolling Interest is presented as a component of total stockholders' deficit and below net loss on the consolidated statements of operations and comprehensive loss.

Share Purchase Agreements

On December 12, 2022, the Company entered into a share purchase agreement with A4 (the "2022 A4 SPA") whereby the Company's CEO, as seller, will sell 100% of his common stock in A4 to the Company for a purchase price of $0.1 million. Also, effective December 12, 2022, the Company entered into a share purchase agreement with AMC (the "2022 AMC SPA" and collectively with A4 the "2022 SPAs") whereby the Company's CEO, as seller, will sell 100% of his common stock in AMC to the Company for a purchase price of $4.8 million. The consummation of the sale of the shares of common stock to the Company pursuant to the 2022 SPAs is subject to the listing of the Company's common stock on a national securities market, receipt of required regulatory approvals and other customary representations and warranties. Upon the consummation of the sale of the shares of common stock to the Company pursuant to 2022 SPAs, A4 and AMC will become wholly owned subsidiaries of the Company. See Note 15 for further discussion regarding a promissory note receivable from John Acres that will be a part of this consideration to acquire AMC.

Note 2. Significant Accounting Policies

Use of Estimates

The consolidated financial statements have been prepared on the accrual basis of accounting in conformity with principles of U.S. GAAP. The principles require management to make estimates, judgments and assumptions that the Company believes are reasonable based on historical experience, contract terms, observance of known trends in the Company and the industry as a whole and information available from other outside sources. Management's estimates affect reported amounts for assets, liabilities, revenues, expenses and related disclosures. Key estimates include the identification of performance obligations in revenue recognition, valuation of goodwill and intangibles, impairment of long-lived assets, valuation of convertible promissory notes, valuation of inventory and stock-based compensation, including the underlying fair value of the common stock. Actual results may differ from initial estimates.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. However, the Company has experienced losses since its inception, including an accumulated deficit of $59.1 million at December 31, 2023 and net losses of $9.0 million and $10.1 million for the years ended December 31, 2023 and 2022, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is seeking to complete an IPO of its common stock. In the event the Company does not complete an IPO, the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings or other sources, including potential collaborations, licenses and other similar arrangements. If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company's business, results of operations and future prospects. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. Having insufficient funds may also require the Company to delay, scale back, or eliminate some or all of its development programs or relinquish rights to its technology on less favorable terms than it would otherwise choose. The foregoing actions and circumstances could materially impact the Company's business, results of operations and future prospects.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Cash and Cash Equivalents

The Company considers cash on hand, cash in banks, certificates of deposit, and other short-term securities with maturities of three months or less when purchased, as cash and cash equivalents. The Company maintains cash and cash equivalents at various financial institutions in the United States. At certain times, accounts may have balances in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Marketable Securities

The Company's marketable securities consist of investments in debt securities. Debt securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses, net of tax, included in accumulated other comprehensive income, a component of stockholders' deficit. Realized gains and losses and declines in value determined to be other than temporary are included in the Company's consolidated statement of operations and comprehensive loss for the year ended December 31, 2023. The Company classifies marketable securities that are available for use in current operations as current assets on the balance sheets. For the year ended December 31, 2023, the Company does not believe that any other-than-temporary impairment of its available-for-sale debt securities has occurred. The Company's assessment of whether a security is other-than-temporarily impaired could change in the future due to new developments or changes in assumptions related to any particular security, which would have an adverse impact on the Company's operating results. See Note 4.

Accounts receivable

The Company's accounts receivable primarily represent receivables from contracts with customers. Accounts receivable are non-interest bearing. The allowance for doubtful accounts is estimated based on specific customer reviews, historical collection trends, and current economic and business conditions. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. At December 31, 2023 and 2022, the allowance for doubtful accounts was $0.

At December 31, 2023 and 2022, four customers and one customer accounted for 68% and 89%, respectively of the Company's accounts receivable.

Inventories

Inventories consist of components to support the Company's products. Inventories are valued at the lower of net realizable value or cost. Cost is determined by the weighted average method. The Company regularly assesses inventory quantities for excess and obsolescence primarily based on forecasted demand. The Company recognizes inventory as long-term based on likelihood of realization in greater than one year from the balance sheet date. Inventory consisted of the following:

	December 31,		
	2023		2022
Raw materials	$ 6,460,180	$	4,513,744
Finished goods	403,076		2,106,344
Total inventories	6,863,256		6,620,088
Net of current inventories	6,407,831		6,620,088
Long term inventories	$ 455,425	$	-

During the year ended December 31, 2023, the Company conducted certain product revisions in its product lines which resulted in certain of its products held in inventory to become obsolete or partially obsolete which required it to record an inventory obsolescence reserve of $1.2 million and a corresponding inventory impairment expense as a component of cost of product revenue in the accompanying statement of operations and comprehensive loss.

Vendor Deposits

Vendor deposits consist of payments made to vendors related to components to be supplied as part of customer orders and recorded in prepaid expenses and other current assets on the consolidated balance sheets (See Note 5).

Related Parties

The Company follows subtopic 850-10 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the related parties include (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. See Note 15 for a discussion of the Company's related party transactions.

Property and Equipment, Net

Property and equipment is initially recorded at cost (Note 6). Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, or for leasehold improvements, the shorter of the estimated useful life of the asset or the lease term as follows:

Computer equipment	3 to 5 years
Gaming machines	5 years
Furniture, fixtures and equipment	5 to 7 years
Leasehold improvements	Lesser of lease term or estimated useful life of improvements

Costs of normal repairs and maintenance are charged to expense as incurred. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Impairment testing is performed and losses are estimated when indicators or impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets' carrying amounts. When the estimated undiscounted cash flows are not sufficient to recover the asset's carrying amount, an impairment loss is measured to the extent the fair value of the asset is less than its carrying amount. There were no events or changes in circumstances that would indicate an impairment as of December 31, 2023 and 2022.

Useful lives are estimated by the Company based on its experience with similar assets and estimates of usage of the assets. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.

Intangible Assets, Net

Costs such as filing fees and associated attorney fees incurred to obtain issued patents and patent license rights along with costs to acquire customer lists are capitalized. Costs associated with maintaining and defending patents subsequent to their issuance are expensed in the period incurred. The Company evaluates the recognition and measurement of customer relationships and backlog acquired individually and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. The Company, with the assistance of third-party appraisers, assesses the fair value of identifiable intangible assets that are acquired using the multi-period excess earnings method, a form of the income approach. This method requires several judgments and assumptions to determine the fair value of the intangible assets, including growth rates, discount rates, customer attrition rates, expected levels of cash flows, earnings, revenue, and tax rates (Note 3). Patents have finite lives and are being amortized using the straight-line method over their estimated economic lives of 20 years. Customer lists have finite lives and are being amortized using the straight-line method over their estimated economic life of 5 years (Note 15). Customer relationships intangible asset is being amortized on a straight-line basis over its estimated useful life of 8 years. Backlog intangible asset is being amortized on a straight-line basis over its estimated useful life of 1 year. The Company assesses the potential impairment to all capitalized net intangible cost when events or changes in circumstances indicate that the carrying amount of its intangible assets may not be recoverable (Note 7). For the years ended December 31, 2023 and 2022, the Company recorded $43 and $49 thousand, respectively, related to the abandonments of patents. Also, the Company recognized approximately a $0.1 million loss on impairment of the existing customer list during the year ended December 31, 2023.

Goodwill

Goodwill is not amortized but are subject to annual or more frequent impairment testing. The annual impairment test is performed using a qualitative assessment. The qualitative assessment includes a determination by management based on qualitative factors as to whether it is more likely than not that the fair value is less than its carrying amount. If the qualitative assessment does not support that realization is more likely than not, the Company assesses realization based on the fair value approach.

The Company performed a qualitative assessment on December 31, 2023 and the Company did not identify any events or circumstances during the year ended December 31, 2023 that would indicate that the fair value of the Company is more likely than not less than the carrying value of the Company and did not perform any further impairment testing. No impairment charges were recorded during the year ended December 31, 2023.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company's cash equivalents, marketable securities, accounts payable, and related party payables and receivables approximate fair value due to the short-term nature of those instruments. Convertible promissory notes are recorded at fair value on a recurring basis (Note 4).

Revenue Recognition

The Company recognizes revenue based on the criteria set forth in ASC 606, *Revenue from Contracts with Customers*. The Company enters into contracts with customers that include various performance obligations consisting of goods, services or a combination thereof. The Company recognizes revenue upon transfer of control of goods and/or services to its customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. Timing of the transfer of control varies based on the nature of the contract.

Contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgement.

Subscription Revenue

The Company also derives revenue from subscription revenue associated with licensing and maintenance fees related to the Company's Kai software. License revenue is recognized after the intellectual property is delivered and in its functional state. The stand-alone selling price is established based upon actual selling prices for the license.

Maintenance revenue is recognized ratably over the contract period. Maintenance contracts are generally for a 12-month period billed either monthly, quarterly, or annually in advance. Deferred revenues are recorded when cash payments are received in advance of the Company's performance.

The following table summarizes disaggregated revenues related to subscription revenue for periods indicated:

| | Years Ended December 31, | |
	2023	2022
Maintenance revenue	$ 2,474,049	$ 2,035,176
Licensing revenue	406,000	606,574
Total subscription revenues	$ 2,880,049	$ 2,641,750

The cost of subscription revenue represents the direct costs required to perform revenue generating transactions. The costs included within cost of subscriptions are salaries and wages along with share-based compensation, if applicable, related to providing maintenance contracts and commissions related to costs to acquire contracts with customers. If the expected benefit from the contract is one year or less, the costs are expensed as incurred.

Product Revenue

Product sale revenue is related to the sale of a technology platform consisting of hardware and software, which have been determined to not be distinct from each other, that provides casinos with a cashless transmission solution for gaming machines and table games, along with the collection of real-time player data. Revenue recognized upon transfer of control of the promised product to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products. The Company occasionally enters into contracts that include multiple site locations; management has determined that each site installation is a separate performance obligation. The Company recognizes revenue upon completion of each performance obligation. Revenue is recognized either when products are shipped, depending on the terms of the applicable contract. The Company had $2.2 million and $9.4 million of product revenue for the years ended December 31, 2023 and 2022, respectively.

The cost of product revenue represents the direct costs required to produce the products including parts, materials and related salaries and wages including share-based compensation, if applicable.

Service Revenue

The Company generates revenues by providing consulting services to clients, which is new in 2023 based on the acquisition of Power Strategies (Note 3). Power Strategies specializes in technology systems and gaming and hospitality management for the casino gaming industry. Power Strategies is the technology "owner's rep" for casino and hospitality design, development, construction, and implementation projects worldwide. They provide technology design, procurement, implementation and project planning management, casino operations logistics, training, and support, and network infrastructure design, analysis, and management services. Power Strategies oversees the technology implementation processes for gaming, hospitality, and operational technology systems, developing plans for project management, training, and operations to support organizations during openings, transitions, and growth.

Consulting service contracts are based on one of the following types of contract arrangements:

- Time and expense arrangements require the client to pay based on the number of hours worked at contractually agreed-upon rates. Revenues are recognized for these contract arrangements based on hours incurred and contracted rates utilizing a right to-invoice practical expedient with the right to consideration for services completed to date. When a time and expense arrangement have a not-to-exceed or "cap" amount and work is performed in excess of the cap, the client is informed of a potential overage and either continue the current arrangement or complete a new time and expense arrangement.
- Fixed-fee arrangements require the client to pay a fixed fee in exchange for a predetermined set of professional services. The Company recognizes revenue earned to date by applying the proportional performance method. Generally, these arrangements have one performance obligation.

Reimbursable expenses, including those relating to travel, out-of-pocket expenses, outside consultants, and other outside service costs, are generally included in revenues, and an equivalent amount of reimbursable expenses is included in costs of services in the period in which the expense is incurred.

The timing of revenue recognition often differs from the timing of billing to customers. Generally, services are provided to a customer before the customer pays consideration or payment is due. With an unconditional right to invoice and receive payment for goods or services already provided, Power Strategies records billed and unbilled receivables.

Sales Type Lease

The Company accounts for certain leases as a sales-type lease which results in the derecognition of the underlying asset, the recognition of profit or loss on the sale, and the recognition of an investment in sales-type lease. The investment is periodically reduced as lease payments are received.

The lease asset for sales-type leases is initially measured as the total net investment in the lease which comprises the initial amount of the lease receivable.

The lease asset for sales-type leases is subsequently measured throughout the lease term at the carrying amount of the net investment in the lease which is reduced by lease payments collected. The lease payment is reflected as a reduction to the net investment in the lease.

On December 1, 2022, the Company entered into a lease agreement (the "Lease") with Rolling Hills Casino ("Rolling Hills" or "Customer"), however the Lease did not commence until April of 2023. Under the Lease, the Company will lease to Rolling hills 900 units of their Foundation product including all relevant hardware needed for operation, along with providing instillation services and annual maintenance. The Lease also provides for spare parts to be either directly purchased by Rolling Hills or added to the Lease. The initial term of the Lease is for 24 months. Rolling Hills has the option to extend the Lease on an annual basis at the stated rate in the Lease. Rolling Hills also has an option to purchase the product from the Company at any time during the Lease term for a total of $2,500 plus any remaining lease payments. The Lease is accounted for under ASC 842 and is treated as a sales-type lease. As of December 31, 2023, the Company has an outstanding lease receivable amount of $0.3 million, $0.2 million of which is classified as short-term and included in prepaid expenses and other current assets and $0.1 million of which is classified as long-term and included in other assets on the consolidated balance sheet. The incremental borrowing rate for this sales-type lease is 0%. The Company does not have any unguaranteed residual assets.

The following table sets forth the revenue recognized on the sales-type lease:

	Year ended December 31, 2023
Profit recognized at commencement in product revenue	$ 440,879
Service and installation revenue	74,514
Total sales-type lease revenue	$ 515,393

The following table sets forth a maturity analysis of the undiscounted lease receivables related to sales-type leases:

	December 31, 2023
2024	$ 219,189
2025	57,298
Total sales-type lease receivables	$ 276,487

Costs to Acquire a Contract with a Customer

The Company typically incurs incremental costs to acquire customer contracts in the form of sales commissions. These amounts are expensed as incurred because the expected benefit from these contracts is one year or less.

Contract Assets and Contract Liabilities

The Company has contract assets consisting of accounts receivable associated with product and subscription revenue. As of December 31, 2023 and 2022, the Company has recorded $0.6 million and $0.1 million, respectively in accounts receivable. The Company has contract liabilities consisting of deferred revenue associated with the deferral of maintenance fees and deposits from customers on large product orders. The amounts may be refunded based on individual circumstances.

The following table outlines the deferred revenue activity for the years ended December 31, 2023 and 2022:

Balance at January 1, 2022	$ 25,540
Additions	15,406,319
Revenue recognition	(10,037,204)
Balance at December 31, 2022	$ 5,394,655
Additions	2,891,501
Revenue recognition	(4,354,065)
Balance at December 31, 2023	$ 3,932,091

Any sales tax and other tax the Company collects concurrently with revenue-producing activities are excluded from revenue.

Shipping charges billed to customers are included in net sales. Various taxes on the sale of products are collected by the Company as an agent and remitted to the respective taxing authority. These taxes are presented on a net basis and recorded as a liability until remitted to the respective taxing authority.

Concentration of Risks

For the years ended December 31, 2023 and 2022, one customer accounted for 63% and 86% of revenue, respectively.

Research and Development

Expenditures for research and development of the Company's technology of new and next-generation products are expensed as incurred. Research and development consist primarily of personnel costs and consulting services.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $0.7 million and $0.8 million for the years ended December 31, 2023 and 2022, respectively.

Leases

In accordance with ASC 842, *Leases* ("ASC 842"), the Company determines if an arrangement is or contains a lease at inception or modification of the arrangement and performs an evaluation to determine whether the lease should be treated as an operating or finance lease. For leases with terms greater than twelve months, the Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. For leases with an initial term of twelve months or less, the Company has elected not to recognize ROU assets or lease liabilities. The Company measures its ROU assets and lease liabilities at the lease commencement date based on the present value of lease payments over the lease term. To calculate the present value of lease payments for leases that do not contain an implicit interest rate, the Company uses its incremental borrowing rate determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. For leases under which the Company has options to extend or terminate the lease, such options are included in the lease term when it is reasonably certain that the Company will exercise the option. For arrangements that contain both lease and non-lease components under which the Company is the lessee, the components are not combined for accounting purposes. The Company's leases do not include any significant residual value guarantees, restrictions or covenants.

For operating leases with fixed rental payments or variable rental payments based on an index or rate, the Company recognizes lease expense on a straight-line basis over the lease term. For operating leases with variable payments not based on an index or rate, the Company recognizes the variable lease expense in the period in which the obligation for the payment is incurred (Note 8).

Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period (and potential shares of common stock that are exercisable for little or no consideration). Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities such as common stock warrants and stock options which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted shares of common stock outstanding as they would be anti-dilutive:

| | Years Ended December 31, | |
	2023	2022
Convertible promissory notes (as converted)	17,281,444	8,027,203
Common stock warrants	5,831,632	1,780,832
Stock options	9,388,980	6,978,519
Total anti-dilutive shares	32,502,056	16,786,554

Income Taxes

The Company is subject to income taxes in the United States. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740") using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. These temporary differences will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized. Adjustments to the valuation allowance increase or decrease the Company's income tax provision or benefit. To the extent the Company believes that recovery is more likely than not, the Company established a valuation allowance against these deferred tax assets. Significant judgment is required in determining its provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets.

In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates. The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on an evaluation of the technical merits of the position, which requires a significant degree of judgment (Note 10).

A4 and AMC have elected to be taxed as S corporations under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. AT files a separate tax return, which does not include A4 or AMC, as a C corporation. The Company has elected to treat interest and penalties associated with uncertain tax positions as a component of income tax expense.

Stock-based Compensation

The Company recognizes compensation expense for all restricted stock and stock option awards made to employees, directors and independent contractors. The fair value of restricted stock is measured using the grant date fair value of the Company's stock. The fair value of stock option awards (Note 12) is estimated at the grant date using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period. The Company has elected to recognize compensation expense for all options with graded vesting on a straight-line basis over the vesting period of the entire option. The determination of fair value using the Black-Scholes pricing model is affected by the Company's stock fair value as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. The Company estimates volatility based on peer-based volatility, and estimates the expected term based on several criteria, including the vesting period of the grant and the term of the award. The Company estimates employee stock option exercise behavior based on assumptions regarding future exercise activity of unexercised, outstanding options.

Recent Accounting Pronouncements.

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting - Improvements to Reportable Segment Disclosures", which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The guidance is effective for the Company beginning in 2025, with early adoption permitted. The Company expects the new guidance will have an immaterial impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is intended to improve income tax disclosure requirements by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The guidance in ASU 2023-09 will be effective for annual reporting periods in fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of ASU 2023-09 will have on its consolidated financial statements and disclosures.

Note 3. Business Combination

Effective September 5, 2023, PS Merger Sub entered into an Agreement and Plan of Merger ("Merger Agreement") with Power Strategies, LLC ("Power Strategies" or the "Seller"). Power Strategies specializes in technology systems and gaming and hospitality management for the casino gaming industry. In exchange for 100% of the outstanding shares of Power Strategies, AT paid Power Strategies cash consideration of $0.5 million, issued a promissory note of $0.5 million and issued 2,000,000 shares of AT common stock to Power Strategies. The promissory note will be paid in quarterly installments of $0.1 million beginning in January 2024, accruing interest at 6% on an annual basis. The transaction was accounted for as a business combination pursuant to ASC 805, Business Combinations, using the acquisition method of accounting and in connection with the acquisition, the Company expensed acquisition-related costs of $0.1 million within general and administrative expense in the consolidated statement of operations and comprehensive loss.

The following table summarizes the provisional fair values of the assets acquired at the date of the acquisition:

Consideration paid:		
Cash	$	500,000
Note payable		500,000
Issuance of common stock		2,060,000
Total consideration	$	3,060,000
Assets acquired:		
Intangible assets	$	1,935,000
Goodwill		1,125,000
Total assets	$	3,060,000

The purchase price was allocated to the identifiable intangible assets acquired based on their estimated acquisition date fair values. The identifiable intangible assets consist of customer relationships and backlog, which were assigned a fair value of $1.9 million combined.

The customer relationships and backlog were valued using the excess earnings method, which is a variation of the income approach. The income approach evaluates the present value of the future economic benefits accruing from these assets over their estimated useful life, discounted to the present at a rate of return commensurate with the asset's inherent risk. The approach requires significant judgements, including those related to the projected net cash flows and the weighted average cost of capital ("WACC") used to discount the cash flows. The Company derived the assumptions related to cash flows primarily from its internal forecasts and a review of market participants.

Goodwill represents the excess of the purchase price over the net identifiable intangible assets acquired. The Company believes the goodwill related to the acquisition was attributable the value of the assembled workforce as well as the collective experience of the management team with regards to its operations, customers, and industry.

Note 4. Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

In accordance with the fair value hierarchy described above, the following tables set forth the Company's assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2023				
Assets:				
Marketable securities	$ -	$ 2,293,642	$ -	$ 2,293,642
Liabilities:				
2021 Convertible Promissory Notes	$ -	$ -	$ 8,262,443	$ 8,262,443
2022 Convertible Promissory Notes	-	-	7,265,924	7,265,924
2023 Convertible Promissory Notes	-	-	19,619,167	19,619,167
Total	$ -	$ -	$ 35,147,534	$ 35,147,534

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2022				
Liabilities:				
2021 Convertible Promissory Notes	$ -	$ -	$ 10,325,376	$ 10,325,376
2022 Convertible Promissory Notes	-	-	7,762,028	7,762,028
Total	$ -	$ -	$ 18,087,404	$ 18,087,404

Convertible Notes

As further described in Note 9, throughout 2023, 2022 and 2021 the Company issued convertible promissory notes ("2023 Convertible Promissory Notes" and "2022 Convertible Promissory Notes" and "2021 Convertible Promissory Notes", collectively, the "Notes") to various investors. Due to the number of embedded provisions contained in the Notes, the fair value option, as prescribed by ASC 825, *Financial Instruments*, was elected and applied in connection with the preparation of these consolidated financial statements. The fair value of the Notes is determined using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders, including an IPO, settlement, alternative liquidity event and dissolution scenarios using the inputs below:

2021 Convertible Promissory Notes

	December 31,	
	2023	**2022**
Volatility	25.0% - 45.0%	32.5% - 117.5%
Discount rate	35.5%	37.5%
Stock price	$1.00 - $1.05	$0.10 - $0.44

2022 Convertible Promissory Notes

	December 31,	
	2023	**2022**
Volatility	25.0% - 45.0%	32.5% - 140.0%
Discount rate	35.5%	37.5%
Stock price	$1.00 - $1.05	$0.10 - $0.44

2023 Convertible Promissory Notes

	December 31,
	2023
Volatility	25.0% - 45.0%
Discount rate	35.5%
Stock price	$1.00 - $1.05

The Company adjusts the carrying value of the Notes to their estimated fair value at each reporting date, with corresponding increases or decreases in the fair value recorded as change in fair value of convertible promissory notes in the consolidated statements of operations and comprehensive loss.

	2023 Convertible Promissory Notes	2022 Convertible Promissory Notes	2021 Convertible Promissory Notes	Total
Balance at December 31, 2021	$ -	$ -	$ 10,798,863	$ 10,798,863
Issuance of 2022 Convertible Promissory Notes	-	7,075,000	-	7,075,000
Fair value adjustment	-	687,028	(473,487)	213,541
Balance at December 31, 2022	$ -	$ 7,762,028	$ 10,325,376	$ 18,087,404
Issuance of 2023 Convertible Promissory Notes	19,956,316	-	-	19,956,316
Fair value adjustment	(337,149)	(496,104)	(2,062,933)	(2,896,186)
Balance at December 31, 2023	$ 19,619,167	$ 7,265,924	$ 8,262,443	$ 35,147,534

Marketable securities

Debt securities include treasury bills which the Company classifies as available-for-sale. The Company's marketable securities generally have contractual maturity date of 6 months. The following is a summary of available-for-sale debt securities which provides a reconciliation of historical cost basis to fair value as of December 31, 2023, including cumulative unrealized gains.

	Historical or Amortized Cost	Unrealized Gain	Fair Value
December 31, 2023			
Marketable securities	$ 2,250,000	$ 43,642	$ 2,293,642

The fair values of the Company's Level 2 marketable securities are estimated primarily based on benchmark yields, reported trades, market-based quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications, which represent a market approach. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. This valuation technique may change from period to period, based on the relevance and availability of market data.

Note 5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2023	December 31, 2022
Vendor deposits	$ 1,924,529	$ 1,840,486
Prepaid maintenance	179,474	206,929
Lease receivable (Note 2)	219,189	-
Other prepaid expenses and current assets	656,588	447,215
Total prepaid expenses and other current assets	$ 2,979,780	$ 2,494,630

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$ 609,511	$ 599,970
Furniture, fixtures and equipment	367,318	345,595
Computer equipment	150,673	110,877
Gaming machines	245,755	9,926
Construction in progress	32,921	-
Property and equipment, gross	1,406,178	1,066,368
Less: accumulated depreciation	(498,439)	(251,602)
Property and equipment, net	$ 907,739	$ 814,766

For the years ended December 31, 2023 and 2022, depreciation expense related to property and equipment was $0.2 million and $0.1 million, respectively.

Note 7. Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31,			
	2023		2022	
Patents	$	1,722,570	$	1,400,658
Customer list		3,976,819		4,124,500
Customer relationships and backlog		1,935,000		-
Intangible assets, gross		7,634,389		5,525,158
Less: accumulated amortization		(2,335,217)		(1,275,342)
Intangible assets, net	$	5,299,172	$	4,249,816

For the years ended December 31, 2023 and 2022, amortization expense related to the finite-lived intangible assets was $1.1 million and $0.8 million, respectively.

Estimated future amortization expense is as follows:

Year Ending December 31,		
2024	$	1,304,797
2025		1,072,297
2026		1,072,297
2027		355,452
2028		273,018
Thereafter		1,221,311
Total	$	5,299,172

Note 8. Leases

Lessee – Third-Party Leases

In March 2021, the Company entered into an operating lease for its corporate office in Las Vegas, Nevada. The office lease has an expiration date of February 28, 2024 with a monthly base rent of $12 thousand for the first year with annual increases on the anniversary date. The lease expired on February 28, 2024.

In November 2021, the Company entered into an operating lease for warehouse space and office space with an expiration date of December 31, 2026 and a monthly base rent of $6 thousand for the first year with an annual increase on the anniversary date.

The Company entered into a sublease agreement in December 2023. The lease is expected to commence in the second quarter of 2024 and will expire in April 2029. Base rent payments will be $24 thousand per month with no escalations throughout the term. The Company will be responsible for variable lease payments relating to common area maintenance, parking, and janitorial services. As of December 31, 2023, the Sublease lease did not commence under the guidance of ASC 842.

The future minimum payment schedule relating to this sublease only is as follows:

Year Ending December 31,		
2024	$	285,278
2025		285,278
2026		285,278
2027		285,278
2028		285,278
2029		95,092
Total future minimum lease payments	$	1,521,482

Lessee – Related-Party Leases

The Company has operating leases for offices in Las Vegas, Nevada with its CEO, as landlord. The Company accounts for lease components (such as rent payments) separately from the non-lease components (such as common-area maintenance costs, real estate and sales taxes and insurance costs). The discount rate represents the interest rate implicit in each lease or the Company's incremental borrowing rate at lease commencement date.

In January 2021, AMC entered into an operating lease for offices with AMC's sole shareholder and the Company's CEO. The lease carried a term of three years, scheduled to expire on December 31, 2023. In January 2022, AMC terminated the lease and entered into a new operating lease for offices with AMC's sole shareholder and the Company's CEO. The office lease has an expiration date of December 31, 2024 with a monthly base rent of $19 thousand for the first year with annual increases on the anniversary date. In March 2024, the Company terminated this agreement and there are no future obligations under this arrangement.

Lease expense on the consolidated statements of operations and comprehensive loss is as follows:

	Years Ended December 31,			
	2023		2022	
Operating lease expense	$	480,299	$	480,299
Total lease expense	$	480,299	$	480,299

Other information related to leases is as follows:

Weighted average remaining lease term (in years)	2.9
Weighted average discount rate	8%

	Years Ended December 31,			
	2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash outflows from operating leases	$	468,447	$	448,277

Future minimum lease payments under operating leases as of December 31, 2023 are as follows:

Year Ending December 31,

2024	$	364,093
2025		357,608
2026		376,525
Total future minimum lease payments		1,098,226
Less: imputed interest		124,787
Present value of future minimum lease payments	$	973,439
Less: Current portion of operating lease liabilities		(297,797)
Long-term operating lease liabilities	$	675,642

The future minimum lease payment table does not include leases that have not yet commenced.

Note 9. Long Term Debt

Long-term debt consisted of the following:

		December 31,		
		2023		**2022**
Convertible Notes	$	35,147,534	$	18,087,404
Economic Injury Disaster Loan		1,978,435		2,022,226
Leasehold Improvements Financing		82,361		106,689
Note payable		500,000		-
Total long-term debt		37,708,330		20,216,319
Less: current portion		(8,833,902)		(69,064)
Total long-term debt, net of current portion	$	28,874,428	$	20,147,255

Convertible Notes

2021 Convertible Notes

Throughout 2021, the Company issued $10.9 million of unsecured Notes, which bear interest at an annual rate of 6.0%, payable at maturity, and had a maturity date of March 31, 2024. On March 31, 2024, certain note holders elected to extend the maturity date, while others elected a cash settlement (Note 17). The 2021 Convertible Promissory Notes are convertible at any time, at the option of the holder, into common stock at a rate equal to $175.0 million divided by the total number of shares outstanding at the time of conversion. The 2021 Convertible Promissory Notes will automatically convert into shares of common stock in connection with an IPO at a conversion rate equal to the lesser of: (a) 60% of the public offering price and (b) $175.0 million divided by total number of shares outstanding at the time of conversion. Upon an Alternative Liquidity Event, which is defined as any one of the following a) Sale of Control, b) Special Purpose Acquisition Company ("SPAC") Acquisition, or c) Reverse Merger, the Noteholder shall have the option to convert its note at a conversion rate equal to the lesser of: (X) 60% of the Pre-Money Valuation and (Y) $175.0 million Maximum Pre-Money Valuation divided by the total number of shares of common stock of the acquirer resulting from the Sale of Control, SPAC Acquisition or the successor in interest in connection with the Reverse Merger. The accrued interest would be forfeited upon conversion at any time prior to maturity.

The fair value of the 2021 Convertible Promissory Notes was determined to be $10.9 million upon issuance, which is the principal amount.

2022 Convertible Notes

Throughout 2022, the Company issued $7.1 million of secured Notes, which bear interest at an annual rate of 12%, payable at maturity, and mature on April 7, 2026. The 2022 Convertible Promissory Notes are convertible at any time, at the option of the holder, into common stock at a rate equal to $175.0 million divided by the total number of shares outstanding at the time of conversion. The 2022 Convertible Promissory Notes will automatically convert into shares of common stock in connection with an IPO at the lesser of 60% of the public offering price or $175.0 million divided by total number of shares outstanding, the total number of shares of underlying warrants, options outstanding and/or other securities convertible, exchangeable, or exercisable into shares, and shares for which the Company is contractually bound to issue at the time of conversion. Upon an Alternative Liquidity Event, which is defined as any one of the following a) Sale of Control, b) Special Purpose Acquisition Company ("SPAC") Acquisition, or c) Reverse Merger, Noteholder shall have the option to convert at the lesser of 60% of the Pre-Money Valuation or $175.0 million Maximum Pre-Money Valuation divided by the total number of shares outstanding, the total number of shares of underlying warrants, options outstanding and/or other securities convertible, exchangeable, or exercisable into shares, and shares for which the Company is contractually bound to issue at the time of such liquidity event. The accrued interest would be forfeited upon conversion at any time prior to maturity.

In addition, the Company issued 1,076,832 warrants in connection with the 2022 Convertible Promissory notes with an exercise price of $2.00 and a maturity date of April 7, 2028. As the 2022 Convertible Notes are treated under ASC 825, Company allocated the fair value of these warrants at the time of issuance as a component of additional paid-in-capital.

The fair value of the 2022 Convertible Promissory Notes was determined to be $7.1 million upon issuance, which is the principal amount. On issuance, total debt issuance costs of $0.5 million were immediately expensed as interest expense in the consolidated statement of operations and comprehensive loss.

2023 Convertible Notes

Throughout 2023, the Company issued $20.2 million of secured Notes, which bear interest at an annual rate of 12%, payable at maturity, and mature on April 7, 2026. The 2023 Convertible Promissory Notes are convertible at any time, at the option of the holder, into common stock at a rate equal to $175.0 million divided by the total number of shares outstanding at the time of conversion. The 2023 Convertible Promissory Notes will automatically convert into shares of common stock in connection with an IPO at the lesser of 60% of the public offering price or $175.0 million divided by total number of shares outstanding, the total number of shares of underlying warrants, options outstanding and/or other securities convertible, exchangeable, or exercisable into shares, and shares for which the Company is contractually bound to issue at the time of conversion. Upon an Alternative Liquidity Event, which is defined as any one of the following a) Sale of Control, b) Special Purpose Acquisition Company ("SPAC") Acquisition, or c) Reverse Merger, Noteholder shall have the option to convert at the lesser of 60% of the Pre-Money Valuation or $175.0 million Maximum Pre-Money Valuation divided by the total number of shares outstanding, the total number of shares of underlying warrants, options outstanding and/or other securities convertible, exchangeable, or exercisable into shares, and shares for which the Company is contractually bound to issue at the time of such liquidity event. The accrued interest would be forfeited upon conversion at any time prior to maturity.

In conjunction with the 2023 Convertible Promissory Notes offering, 4,000,000 warrants were issued, which have an exercise price of $2.00 per share and a 5-year term. The Company also granted the placement agent 533,300 warrants, which have an exercise price of $2.25 per share and have a 5-year term, which is further discussed in Note 12. As the 2023 Convertible Notes are treated under ASC 825, Company allocated the fair value of these warrants at the time of issuance as a component of additional paid-in-capital.

The fair value of the 2023 Convertible Promissory Notes was determined to be $20.0 million upon issuance, which is the principal amount. On issuance, total debt issuance costs of $26 thousand were immediately expensed as interest expense in the consolidated statement of operations and comprehensive loss.

Upon issuance, the Company elected to account for the Notes at fair value in accordance with ASC 825 with corresponding changes in fair value not related to instrument-specific credit risk being recognized through the statements of operations and comprehensive income until the Notes are settled.

Economic Injury Disaster Loans

On May 24, 2020, A4 entered into a U.S. Small Business Administration Loan Authorization and Agreement pursuant to which the Company received loan proceeds of $0.1 million (the "EIDL Loan A4"). The EIDL Loan A4 was made under, and subject to the terms and conditions of the Economic Injury Disaster Loan Program, which was expanded for COVID-19 relief under the CARES Act and is administered by the U.S. Small Business Administration. The term of the EIDL Loan A4 is thirty (30) years with a maturity date of May 24, 2050 with an annual interest rate of 3.75% with payment of principal and interest due monthly beginning 24 months from the date of the EIDL Loan A4 in the amount of $1 thousand. On August 16, 2022, A4 received additional EIDL funds totaling $1.9 million bringing the total amount outstanding to $2.1 million. The principal and interest due monthly was increased to $10 thousand. Under the terms of the CARES Act, the use of the loan proceeds for the EIDL Loan is limited to alleviating economic injury caused by the COVID-19 pandemic. A4 intends to use the proceeds of the EIDL Loan for such purposes.

On June 8, 2020, AT entered into a U.S. Small Business Administration Loan Authorization and Agreement pursuant to which the Company received loan proceeds of $17 thousand (the "EIDL Loan AT"). The EIDL Loan AT was made under, and subject to the terms and conditions of the Economic Injury Disaster Loan Program, which was expanded for COVID-19 relief under the CARES Act and is administered by the U.S. Small Business Administration. The term of the EIDL Loan AT is thirty (30) years with a maturity date of June 10, 2050 with an annual interest rate of 3.75% with payment of principal and interest due monthly beginning 24 months from the date of the EIDL Loan AT of an immaterial amount. Under the terms of the CARES Act, the use of the loan proceeds for the EIDL Loan is limited to alleviating economic injury caused by the COVID-19 pandemic. AT intends to use the proceeds of the EIDL Loan for such purposes.

On various dates in 2020 and 2022, AMC entered into U.S. Small Business Administration Loan Authorization and Agreements pursuant to which AMC received loan proceeds of $11 thousand (the "EIDL Loan AMC"). The EIDL Loan AMC was made under, and subject to the terms and conditions of the Economic Injury Disaster Loan Program, which was expanded for COVID-19 relief under the CARES Act and is administered by the U.S. Small Business Administration. The term of the EIDL Loan AMC is thirty (30) years with an annual interest rate of 3.75% with payment of principal and interest due monthly beginning 24 months from the date of the EIDL Loan AMC of an immaterial amount. Under the terms of the CARES Act, the use of the loan proceeds for the EIDL Loan is limited to alleviating economic injury caused by the COVID-19 pandemic. AMC intends to use the proceeds of the EIDL Loan for such purposes.

On March 16, 2022, the Company was notified that the EIDL payments would be deferred for an additional six months, extending the deferment period from 24 months from the date of the EIDL to 30 months.

In 2022, AT made approximately $38 thousand of payments towards the EIDL Loan AT.

In 2023, AT made approximately $44 thousand of payments towards the EIDL Loan AT.

Leasehold Improvement Financing

In July 2022, the Company entered into a leasehold financing arrangement for $0.1 million. As part of the agreement, the landlord arranged and paid for work to be performed on behalf of the Company. The landlord entered into a financing arrangement with the contractor, and the Company is fully reimbursing the landlord for the leasehold improvements. The arrangement matures in December 2026, in line with the terms of the lease, and carries a 6% interest rate. The leasehold improvements are recorded in property and equipment, net on the consolidated balance sheets.

Note Payable

In connection with the acquisition (note 3) during September 2023, the Company also assumed a liability for the acquiree's existing note payable of $0.5 million.

As of December 31, 2023, future maturities of the Company's long-term debt obligations by year are as follows:

2024	8,833,902
2025	74,793
2026	26,963,383
2027	51,056
2028	53,004
Thereafter	1,732,192
Total long-term debt, gross	$ 37,708,330

Note 10. Income Taxes

Income Tax Provision

The Company's income tax expense of $0 for the years ended December 31, 2023 and 2022 differed from the amount computed on pre-tax loss at the U.S. federal income tax rate of 21% primarily due to the impact of the changes in the valuation allowance.

A reconciliation of the U.S. Federal statutory provision and rate to the Company's effective tax rate is as follows:

	December 31,		
	2023		**2022**
Provision for federal income taxes at statutory rate	$ (2,417,059)	$	(2,132,096)
Permanent items	(134,673)		(159,046)
Change in valuation allowance	2,551,732		2,291,142
Provision for income taxes	$ -	$	-
Effective tax rate	0%		0%

For the years ended December 31, 2023 and 2022, there was no provision for income taxes and deferred tax assets have been entirely offset by valuation allowances.

	December 31,	
	2023	2022
Deferred tax assets:		
Intangible assets and amortization	$ 3,213,858	$ 1,748,626
Stock compensation	638,828	546,763
Net operating loss carry-forward	2,953,877	2,029,557
Operating lease liability	55,498	93,627
Other	206,603	132,637
Valuation allowance	(6,982,394)	(4,429,582)
Total deferred tax assets	$ 86,270	$ 121,628
Deferred tax liabilities:		
Fixed assets	(28,904)	(32,095)
Right of use asset	(51,961)	(89,533)
Indefinite-live intangibles	(5,405)	-
Total net deferred tax assets	$ -	$ -

A valuation allowance is provided for deferred tax assets where the recoverability of the asset is uncertain. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the Company's historical operating losses, lack of taxable income and the accumulated deficit, the net deferred tax assets for 2023 and 2022 were fully offset by a 100% valuation allowance. The Company increased the valuation allowance for the years ended December 31, 2023 and 2022 by $2.6 million and $2.3 million, respectively.

As of December 31, 2023, the Company had net operating loss carryforwards of $36.4 million (gross) before any Section 382 considerations. Of the $36.4 million federal net operating loss carryover, $23.2 million relates to definite and $13.2 million relates to indefinite lived net operating losses generated after tax years ending 2017. However, the utilization of the net operating loss ("NOL") carry forwards may be subject to annual limitation under applicable federal and state ownership change limitations and, accordingly, net operating losses may expire before utilization. While a Section 382 under the internal revenue code study has not been completed as of December 2023, the Company estimates substantially all of the Company's finite-lived NOLs will expire before utilization starting in tax year ending 2027.

The Company analyzed filing positions in jurisdictions in which it is required to file income tax returns, as well as the open tax years in these jurisdictions. As of December 31, 2023, the Company does not have any unrecognized tax benefits for uncertain tax positions. The Company believes that its income tax filing positions and deductions will be sustained upon audit, and the Company does not anticipate any adjustments that will result in a material change to its financial position. The Company may, from time to time, be assessed interest or penalties by tax jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. The Company's policy for recording interest and penalties associated with audits and unrecognized tax benefits is to record such items as a component of income tax in its Statement of Operations. The tax returns of the Company are open for three years from the date of filing. At December 31, 2023, there were no open tax examinations for federal and state tax returns for the Company. As of December 31, 2023, the Company does not have a liability for potential penalties or interest.

Note 11. Stockholders' Equity

On January 14, 2021, the Company filed an amendment to its Articles of Incorporation through which the par value has been changed from $0.001 to $0.0001. As part of the amendment, the Company also increased the authorized shares from 152,000,000 to 275,000,000, of which 250,000,000 will be common stock with a par value of $0.0001 and 25,000,000 will be shares of preferred stock with a par value of $0.0001.

Preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board without further action by the shareholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. As of December 31, 2023, there were no shares of preferred stock outstanding.

Holders of outstanding shares of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Company's Board of Directors, subject to any preferential dividend rights of any series of preferred stock that may be designated and issued in the future. In the event of liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately the net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. As of December 31, 2023, there were 80,423,339 shares of common stock issued and outstanding.

For the years ended December 31, 2023 and 2022, the Company distributed $0.8 million and $0.8 million, respectively to John Acres.

Note 12. Stock-Based Compensation

On October 1, 2015, the Board ratified and confirmed the 2015 Equity Incentive Plan (the "2015 Plan"). The 2015 Plan is a broad-based plan under which 7,500,000 shares of the Company's common stock were authorized for issuance for awards, including stock options, stock appreciation rights, restricted stock, and cash incentive awards to members of the Board of Directors, executive officers, employees and independent contractors of the Company and its affiliates.

As of December 31, 2023, 5,920,000 shares remained available for issuance as new awards under the 2015 Plan.

On July 13, 2021, the Board ratified and confirmed the 2021 Stock Incentive Plan (the "2021 Plan"). Under the 2021 Plan, 5,000,000 shares of the Company's common stock were authorized for issuance for stock options to employees, non-employee directors and consultants of the Company and its affiliates.

As of December 31, 2023, 214,719 shares remained available for issuance as new awards under the 2021 Plan.

During the year ended December 31, 2023, the Company did not issue any non-plan options.

Stock Options

The fair value of the stock options issued was determined using the following assumptions:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Dividend yield	0.00%	0.00%
Expected volatility	53.0%	83.6%
Risk-free interest rate	4.55%	1.44% - 1.98%
Expected life (years)	3.00	6.00

A summary of stock option activity is as follows:

	Common stock options	Weighted-average exercise price	Weighted-average remaining contractual term (years)
Outstanding - December 31, 2021	8,488,519	$ 1.01	
Issued	182,000	$ 1.03	
Exercised	-	$ -	
Forfeited	(1,692,000)	$ 1.07	
Outstanding - December 31, 2022	6,978,519	$ 1.01	1.5
Issued	2,643,795	$ 1.17	
Exercised	-	$ -	
Forfeited	(233,334)	$ 1.07	
Outstanding - December 31, 2023	9,388,980	$ 1.05	1.8
Exercisable - December 31, 2023	7,030,968	$ 1.04	1.4

A summary of unvested stock option activity is as follows:

	Common stock options	Weighted-average exercise price	Weighted-average remaining contractual term (years)
Unvested - December 31, 2021	4,197,562	$ 1.04	2.4
Granted	182,000	$ -	
Vested	(1,531,550)	$ -	
Forfeited	(1,692,000)	$ -	
Unvested - December 31, 2022	1,156,012	$ 1.04	1.5
Granted	2,643,795	$ -	
Vested	(1,208,452)	$ -	
Forfeited	(233,334)	$ -	
Unvested - December 31, 2023	2,358,021	$ 1.14	2.2

As of December 31, 2023, the unrecognized share-based compensation expense associated with the options issued was $1.0 million, which is expected to be amortized over a weighted-average of 2.3 years.

On January 1, 2022, the Company offered 25,000 stock options to an employee. The exercise price of the options is fixed to the price per share of a potential initial public offering. As such, these options will not be considered granted until the exercise price becomes fixed upon an initial public offering and are properly excluded from the stock option activity as of December 31, 2023 and 2022.

Stock based compensation expense is allocated on the consolidated statements of operations and comprehensive loss as follows:

	Years Ended December 31,			
	2023		2022	
Cost of subscription revenues	$	100,758	$	124,142
Cost of product revenue		51,367		51,983
Selling, general and administrative		617,335		599,745
Research and development		31,092		84,203
Total stock-based compensation	$	800,552	$	860,073

Warrants

In conjunction with the 2023 Convertible Promissory Notes offering (Note 9), 4,000,000 warrants were issued, which have an exercise price of $2.00 per share and a 5-year term. The Company also granted the placement agent 533,300 warrants, which have an exercise price of $2.25 per share and have a 5-year term. As the 2023 Convertible Notes are treated under ASC 825, Company allocated the fair value of these warrants at the time of issuance, which was approximately $0.2 million, as a component of additional paid-in-capital. The warrants are classified as equity-classified warrants.

During the year ended December 31, 2023, the Company issued warrants in connection with the Company's acquisition of patents to purchase up to 125,000 shares of common stock with a strike price of $1.50. The warrants have a contractual term of 3 years. The warrants are equity-classified and had a fair value of $43 thousand.

During the year ended December 31, 2023, 316,000 warrants were exercised for 316,000 shares of common stock for proceeds of $0.5 million.

Note 13. Variable Interest Entities

The Company holds a variable interest in AMC and A4 for which the Company is the primary beneficiary. The Company evaluates entities for which control is achieved through means other than voting rights to determine if it is the primary beneficiary of a VIE. The primary beneficiary of a VIE is defined as the party who, considering the involvement of related parties and de facto agents, has (I) the power to direct the activities of the VIE that most significantly affect its economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that would be significant to the VIE.

In 2012, the Company and A4 entered into the master development and distribution agreement, as amended ("A4 MDDA"), which later required the Company to fund A4 $0.3 million per month starting in 2020, then was decreased $0.1 million in 2022. The A4 MDDA requires AT to pay 100% of the expenses of A4 and to receive 100% of the revenue of A4, thereby A4 is not at risk for any losses or income. A4 has insufficient equity at risk and is solely funded by the Company. As a result, A4 is a consolidated VIE of the Company.

Beginning January 1, 2022, the Company began to pay AMC $0.8 million per month to fund AMC's operations through a master development and distribution agreement with AMC ("AMC MDDA") that was dated December 12, 2022. Also at that time, the Company was party to the AMC SPA. Per the terms of the AMC MDDA, the Company was to provide a $2.6 million interest free loan to the Company's CEO no later than March 1, 2023, which occurred in 2023. Additionally, AMC is paying the Company 20% of its net sales.

As of January 1, 2022, the Company determined that AMC was a VIE, through the AMC MDDA and AMC SPA, for which the Company is the primary beneficiary. As such, the Company began to consolidate AMC as of January 1, 2022. AMC has insufficient equity at risk and is solely funded by the Company. While AMC may work with other third parties to develop and distribute products that are not within the scope of the license, management believes that it has the power to direct the activities of AMC that most significantly impact its economic performance. As a result, AMC is a consolidated VIE of the Company and as part of the consolidation of AMC in 2022, the Company acquired $0.8 million of cash and cash equivalents and also recorded approximately $2.0 million in net liabilities as part of the consolidation in noncontrolling interest in the accompanying consolidated statement of stockholders' deficit. On August 1, 2023, the Company amended the AMC MDDA agreement to increase the monthly funding amount from $0.8 million to $1.0 million.

The following table summarizes the carrying value and classification of assets and liabilities associated with the VIEs consolidated in the Company's consolidated balance sheet:

	December 31,	
	2023	2022
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,640,102	$ 601,206
Marketable securities	1,529,104	-
Receivables	323,511	80,949
Inventories	6,407,831	6,186,570
Prepaid expenses and other current assets	2,623,948	2,366,942
Total current assets	12,524,496	9,235,667
Property and equipment, net	767,377	663,508
Operating lease right-of-use assets, net	679,861	872,531
Long-term inventories	455,425	-
Other assets	164,091	105,750
Total assets	$ 14,591,250	$ 10,877,456
Liabilities		
Current liabilities:		
Accounts payable	1,587,260	$ 1,901,967
Accrued payroll and related	214,525	134,481
Accrued expenses	477,493	1,203,592
Deferred revenue	3,932,091	5,394,655
Accrued interest	29,978	29,978
Current portion of operating lease liabilities	207,050	177,218
Current portion of long-term debt, net of debt issuance cost	45,221	44,342
Related party payable	-	2,112,145
Total current liabilities	6,493,618	10,998,378
Long-term operating lease liabilities	517,468	724,518
Long-term debt, net of current portion	1,916,642	1,960,917
Total liabilities	$ 8,927,728	$ 13,683,813

Note 14. Commitments and Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm the Company's business.

Legal Matters

In October 2021, the Company became party to ongoing patent litigation with International Game Technology LCC ("IGT"). Acres petitioned the United States Patent and Trademark Office for ex-parte re-examination of IGT patents asserted against Acres. In October 2022, the Nevada District Court ordered a stay of litigation pending the outcome of the ex-parte re-examinations. As of November 2023, the USPTO has re-examined all four patents-in-suit as of that time and concluded on either a non-final or final basis that every claim asserted against Acres is invalid. In January 2024, IGT has amended their complaint to include a fifth patent which issued from a continuation application of one of the previously asserted patents in this case, which as of the date of issue the USPTO has found to be invalid. In due course, the Company intends to request re-examination of that newly asserted patent and expects the USPTO to likewise find that newly added patent to be also invalid. Meanwhile the Company has identified inequitable conduct by IGT in the prosecution of two of the four patents in suit, and is preparing, when due, to amend its counterclaims to include inequitable conduct by IGT which, if successful, may render IGT's patents unenforceable and entitle the Company to reimbursement for some or all attorney fees. On April 16, 2024, both parties issued a press release stating that the lawsuit has been resolved; however the terms of settlement have not been announced.

Note 15. Related Party Transactions

Related Party Receivable

During 2022, AMC, which was previously a related party, became a VIE. See Note 13 for balance sheet accounts relating to VIEs.

As discussed in Note 13, the Company and the Company's CEO entered into a promissory note agreement on December 12, 2022. The principal amount of the related party promissory note is $2.6 million, is payable to the Company in cash, and does not accrue interest. The Company recorded this note as a deduction from stockholder's deficit consistent with Rule 5-02-30 of Regulation S-X. The maturity date of the note is January 31, 2026; however, if the closings of the AMC and A4 Share Purchase Agreements (the "Closings") do not occur prior to December 31, 2025 and the AMC MDDA is terminated on or prior to December 31, 2025 due to an uncured event of default by AMC, then the maturity date is automatically extended to December 31, 2026. The Company has agreed to the cancellation of the note if the Closings do occur prior to December 31, 2025 and the AMC MDDA has not been terminated by December 31, 2025. If the note is cancelled, any outstanding principal amount will be considered a payment by the Company towards the purchase of AMC pursuant to that Share Purchase Agreement. If the note is not cancelled, the Company intends to fully collect the full amount of the note.

Related Party Payable

As a result of the AMC consolidation as noted in Note 13, effective January 1, 2022, the Company assumed an outstanding $1.2 million in related party payables balance due to John Acres. In 2022, John Acres loaned an additional $1.2 million to the Company and the Company made $2.0 million and $0.4 million in repayments to John Acres during 2023 and 2022, respectively. The related party notes have daily interest rates of 0.02636% (9.6% per annum) with no contractual maturity date. As of December 31, 2023, there was no principal remaining. As of December 31, 2022, the principal outstanding was $2.0 million.

Related Party Revenue

In June 2011, A4 entered into a distribution agreement with Acres Bonusing, Inc. ("ABI") in which ABI was to assist A4 in distributing products to certain casinos. ABI is 100% owned by the adult son of AT and A4's CEO, creating a related party relationship. During the year ended December 31, 2022, the Company had $0.2 million of product revenue and $0.1 million of maintenance revenue related to the relationship with ABI. No similar event occurred during the year ended December 31, 2023.

Intangible Asset Acquired from Related Party

On August 20, 2021, the Company and Acres Bonusing, Inc. ("ABI"), a related party, entered into a distribution reversion agreement in which the Company prepaid, with a combination of cash and stock, for a fair value of $4.1 million to acquire various revenue contracts with different tribes and other nonaffiliated entities. In 2022, upon the Company obtaining the necessary licenses to sell product and services in the jurisdictions where ABI previously operated, the Company recognized an intangible asset for the acquired customer lists on the accompanying consolidated balance sheets.

Consulting Agreements

In December 2020, the Company entered into a consulting agreement with Joe Brown, a member of its Board of Directors. The consulting agreement calls for monthly payments of $3 thousand until termination as well as the issuance of options to purchase 180,000 shares of the Company's common stock. Effective February 15, 2022, the consulting agreement was terminated, and no consulting services were recognized as an expense related to this agreement during the year ended December 31, 2022.

Effective January 1, 2021, the Company entered into a consulting agreement with Joe Brown, a member of its board of directors in which Mr. Brown shall provide business consulting services in exchange for up to 90,000 stock options. Effective in January 2023, the Company entered into a consulting agreement with Mr. Brown in which Mr. Brown shall provide business consulting services in exchange for a monthly compensation of $5 thousand until December 2023. This agreement auto-renews until cancelled by either the Company or Mr. Brown.

On December 27, 2021, the Company entered into a consulting agreement with Edward Stevenson, a member of its board of directors, in which Mr. Stevenson shall provide sales and marketing consulting services in exchange for an annual compensation of $0.1 million effective January 1, 2022. On January 1, 2023, the Company renewed the consulting agreement with Edward Stevenson for an annual compensation of $0.1 million.

On December 31, 2021, the Company entered into a Supplemental Agreement for Business Consulting (the "Supplemental Agreement") services with Richard Schultz, a member of its board of directors and audit committee chair, for consulting services in exchange for 154,221 stock options. As a result, the Company recognized $0.1 million for the year ended December 31, 2022 for consulting services included in selling, general and administrative expenses. On December 31, 2023, the Company granted Richard Schultz 154,221 stock options in exchange for consulting services.

Effective October 15, 2022, the Company entered into a consulting agreement with Robert List, a member of its board of directors, in which Mr. List shall provide gaming and licensing consulting services in exchange for a monthly compensation of $5 thousand until March 15, 2023. This agreement was amended on September 8, 2023 to extend the service arrangement until July 31, 2024.

Related Party Leases

Refer to Note 8 for a discussion of related party leases.

Additional Transactions

In June 2022, the Company received $0.1 million in loan proceeds from John Acres and later in 2022, repaid the $0.1 million loan in full. The related party loan was entered into to pay for certain working capital expenses. The loan has a daily interest rate of 0.02636% (9.6% per annum). At December 31, 2023 and 2022, there was no outstanding balance on the loan.

16. Reporting Segments

The Company organized its business into two operating segments to better align its organization based upon the Company's management structure, products and services offered, markets served and types of customers, as follows. The Acres Technology segment derives its revenues comprehensive, open interfaces to connect tables, food, beverage, hotel and point of sale systems for a personalized casino experience. The Power Strategies segment generates revenues from technology design, procurement, implementation and project planning management, casino operations logistics, training, and support, and network infrastructure design, analysis, and management services. Management reviews financial information presented on an operating segment basis for the purposes of making certain operating decisions and assessing financial performance.

The following tables reflect results of operations from our business segments for the year ended December 31, 2023:

	Acres Technology	Power Strategies	Total
Revenue:			
Subscription revenues	$ 2,880,049	$ -	$ 2,880,049
Product revenue	2,234,063	-	2,234,063
Service revenue	-	716,691	716,691
Lease revenue	515,393	-	515,393
Total revenue	5,629,505	716,691	6,346,196
Costs of revenue:			
Cost of subscription revenues	2,018,582	-	2,018,582
Cost of product revenue	2,503,255	-	2,503,255
Cost of service revenue	-	524,777	524,777
Cost of lease revenue	175,590	-	175,590
Total costs of revenue	4,697,427	524,777	5,222,204
Gross profit	932,078	191,914	1,123,992
Operating expenses:			
Selling, general and administrative	8,737,678	567,593	9,305,271
Research and development	1,769,237	-	1,769,237
Depreciation and amortization	1,306,712	-	1,306,712
Loss on impairment	147,681	-	147,681
Total operating expenses	11,961,308	567,593	12,528,901
Operating loss	(11,029,230)	(375,679)	(11,404,909)
Other expenses:			
Interest expense	(450,271)	-	(450,271)
Change in fair value of convertible promissory notes	2,896,186	-	2,896,186
Total other expense	2,445,915	-	2,445,915
Loss before income taxes	(8,583,315)	(375,679)	(8,958,994)
Income tax expense	-	-	-
Net loss	$ (8,583,315)	$ (375,679)	$ (8,958,994)

Note 17. Subsequent Events

The Company has evaluated subsequent events through May 8, 2024, which is the date the consolidated financial statements were available to be issued.

In February 2024, the Company terminated their CFO and there are no further compensation or performance obligations between either party.

In 2024, the Company sold 352,500 shares of common stock at $2.25 per share for proceeds of $0.8 million.

On April 1, 2024, the Company entered into a series of secured convertible notes (the "2024 Notes") with investors for an aggregate principal amount of $0.3 million. The 2024 Notes mature on March 31, 2026, bear interest at 12% per annum and are secured by all equity interests held directly by the Company and AMC and the existing and subsequently acquired rights, title and interest in, to and under the Company and AMC. The 2024 Notes are convertible at any time, at the option of the holder, into common stock at a rate equal to $175.0 million divided by the total number of shares outstanding at the time of conversion. The 2023 Notes will automatically convert into shares of common stock in connection with an IPO at the lesser of 60% of the public offering price or $175.0 million divided by total number of shares outstanding, the total number of shares of underlying warrants, options outstanding and/or other securities convertible, exchangeable, or exercisable into shares, and shares for which the Company is contractually bound to issue at the time of conversion. Upon an Alternative Liquidity Event, which is defined as any one of the following a) Sale of Control, b) Special Purpose Acquisition Company ("SPAC") Acquisition, or c) Reverse Merger, Noteholder shall have the option to convert at the lesser of 60% of the Pre-Money Valuation or $175.0 million Maximum Pre-Money Valuation divided by the total number of shares outstanding, the total number of shares of underlying warrants, options outstanding and/or other securities convertible, exchangeable, or exercisable into shares, and shares for which the Company is contractually bound to issue at the time of such liquidity event. The accrued interest would be forfeited upon conversion at any time prior to maturity.

In conjunction with the 2024 Notes offering, 19,000 warrants were issued, which have an exercise price of $2.00 per share and a 5-year term.

In 2024, certain 2021 Convertible Promissory Note holders with an aggregate principal and interest balance of $10.2 million elected to have the maturity dates on their notes extended to March 31, 2026. In addition, the interest rates on those 2021 Convertible Promissory Notes were amended from 6% to 12% and those noteholders were given 435,500 warrants, which have an exercise price of $2.00 per share and a 5-year term. As for the remaining 2021 Notes with a balance of $3.8 million that were not extended to March 31, 2026, the Company negotiated an extended maturity date of June 30, 2024 to settle the remaining 2021 Notes. As of the audit report date, these remaining 2021 Notes have not been settled.